UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0-13818

POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUNOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

*Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the “Plan”) at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 28, 2005

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	December 31,
	2004	2003
Assets
Investments, at fair value (see Note 4)	$62,361,691	$48,947,506
Receivables:
Employer’s contribution	873,575	811,214
Participants’ contributions	180,777	156,448
Interest and other receivables	13,983	33,252
Due from broker for securities sold	4,307	—

Total receivables	1,072,642	1,000,914

Total assets	63,434,333	49,948,420

Liabilities
Refundable contributions	254,579	296,395
Due to broker for securities purchased	38,459	225,214

Total liabilities	293,038	521,609

Net assets available for benefits	$63,141,295	$49,426,811

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (See Note 4)	$10,799,282
Dividends	253,175
Interest income, investments	88,977
Interest income, participants’ loans	90,021

11,231,455

Contributions:
Participant	4,494,361
Rollovers from external sources	337,257
Employer	2,561,448

7,393,066

Total additions	18,624,521

Deductions from net assets attributed to:
Benefits paid to participants	4,647,458
Refunded contributions	254,579
Loan administrative fees	8,000

Total deductions	4,910,037

Net increase	13,714,484
Net assets available for plan benefits:
Beginning of year	49,426,811

End of year	$63,141,295

See accompanying notes to the financial statements.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the “Plan”) provides only general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Banco Popular North America (the “Bank”) who have one year of service and are age twenty-one or older.

In addition the plan extends benefits to employees of EVERTEC, Inc. (formerly known as GM Group, Inc.) in the United States as of July 1, 2001 and Popular Insurance, Inc. employees in the United States as of September 25, 2001.

Effective July 1, 2004, the option to receive benefit distributions in the form of an annuity was eliminated.

Effective July 14, 2004 US employees of Popular Securities, Inc. were eligible to participate in the plan.

Individuals who were former employees of Quaker City Bank (QCB), and who became employees of Banco Popular North America (BPNA) in connection with BPNA’s acquisition of QCB, became eligible to participate in the plan as of the first day of the month after the earlier of the employee’s date of hire by BPNA or BPNA’s acquisition of QCB (“Transaction Date”).

The vesting service of former QCB employees was deemed to include service rendered to Quaker City Bank.

Former QCB employees became eligible to receive an Employer Bonus Matching Contribution and a Discretionary Employer Contribution if such employee satisfied the requirements for such contribution other than the 1,000 hour service requirement and satisfied a modified 1,000 hour service requirement which is prorated for the portion of the year in which the former QCB employee became employed by BPNA after the Transaction Date.

Employees were allowed to request a plan loan up to the maximum amount permitted under the rules of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

Prior to September 1, 2000, employees were automatically enrolled in the Plan upon the first day of the month coinciding with or immediately following the date they became an employee. Beginning September 1, 2000, employees are automatically enrolled into the Plan upon the first day of the month following 30 days of service. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service. A participant begins to vest in the Plan according to the following table:

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Years of credited service	Vesting percentage
Less than 2	0%
2	25
3	50
4	75
5 or more	100

Contributions

Each year, employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to a maximum of $13,000 based on IRS limitations, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement. Total contributions from the Bank will not exceed 6% of the employee’s pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank’s profit sharing and 401(k) matching contribution is limited to the total amount which the Bank can deduct for federal income tax purposes.

Participant accounts

As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions. As of the last day of the Plan year, the Bank’s profit sharing contribution is allocated to participant accounts based upon the participants’ eligible compensation, as defined, and subject to compliance with certain requirements included in the Plan agreement.

As of the last day of the plan year, the Bank’s additional matching contribution is allocated based on each employee’s contribution, as described above. The Bank’s contributions plus the employee’s after-tax and pre-tax contributions are limited to the lesser of 25% of the employee’s eligible compensation or a maximum amount set annually by federal authorities.

Investment options

Upon enrollment in the Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, into any of the following investment options:

M&I Stable Principal Fund: This fund’s objective is to maintain safety of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investment contracts.

PIMCO Total Return Fund: This fund invests mainly in fixed income securities, seeking maximum return, consistent with preservation of capital and prudent investment management.

Vanguard Wellington Income Fund: This fund seeks to conserve capital and to provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Davis NY Venture Fund: This fund’s investment objective is growth of capital. The fund ordinarily invests in common stocks.

T. Rowe Price Mid-Cap Growth Fund: This fund seeks long-term capital appreciation through investments in medium-sized growth companies.

Fidelity Growth & Income Fund: This fund seeks long-term growth, current income and long-term growth of income consistent with reasonable investment risk by investing in common stocks and corporate bonds.

Vanguard S&P 500 Index Fund: This fund seeks investment results that correspond to the price and yield performance of the S&P 500 Index.

Fidelity Advisor Equity Growth Fund: This fund seeks capital appreciation by investing in large capitalization common stocks with strong growth potential.

Marshall Mid-Cap Value Fund: This fund seeks capital appreciation and income by investing in companies with mid capitalization value traits.

Strong Advisor Small Cap Value Fund: This fund seeks capital growth by investing in equity securities of undervalued small capitalization companies.

Templeton Foreign Fund: This fund seeks long term growth by investing primarily in equity securities of companies located outside the U.S. including emerging markets.

Popular Inc. Common Stock Fund: This fund is primarily invested in Popular Inc. Common Stock and cash.

Participant loans

Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loans are charged a reasonable interest rate, which range between 5.77% and 11.50%, which is determined by the Plan Committee and which meets all regulatory requirements. The loans are collateralized by the balance in the participant’s account.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one of the following ways as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

Plan termination

Although it has not expressed any intent to do so, the sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the more significant accounting policies follows.

Valuation of investments

Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Popular Inc. Common Stock is valued at its quoted market price at December 31, 2004.

The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for benefits.

Temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Investment income

Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year-end. Dividends are recorded on the ex-dividend date. Interest income on temporary investments is recorded on the accrual basis.

Administrative expenses

Legal and other administrative expenses except for loan fees are paid by the Bank and, accordingly, have not been reflected in the Plan’s financial statements. Fees imposed to administer loans are used to reduce the participants’ accounts.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

There were no forfeited non-vested balances at December 31, 2004 and 2003. During 2004 and 2003, forfeitures applied to reduce employer contributions totaled $356,281 and $275,753, respectively.

Refundable contributions

Refundable contributions totaled $254,579 and $296,395 at December 31, 2004 and 2003, respectively. These excess contributions arise as a result of failing non-discrimination tests which are prepared in accordance with the Internal Revenue Service Regulations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.	Income Taxes

The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated March 25, 2004, indicating that it qualified under Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4.	Investments Held

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan’s net assets at the end of the year are noted with an asterisk (*).

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

	December 31, 2004			December 31, 2003
	Shares/Units	Fair Value		Shares/Units	Fair Value
M&I Stable Principal Fund	2,403,917	$2,403,917		2,272,149	$2,272,149
PIMCO Total Return Fund	229,935	2,453,405		237,694	2,545,705	*
Vanguard Wellington Income Fund	127,188	3,839,800	*	117,129	3,374,497	*
Davis New York Venture Fund	61,097	1,875,074		66,326	1,825,288
T. Rowe Price Mid-Cap Growth Fund	52,672	2,627,303		49,177	2,109,688
Fidelity Growth & Income Fund	47,022	1,796,721		44,222	1,575,640
Vanguard S&P 500 Index Fund	21,282	2,375,911		20,741	2,129,431
Fidelity Advisor Equity Growth Fund	4,187	191,375		1,761	78,411
Marshall Mid-Cap Value Fund	27,217	409,889		14,130	195,129
Strong Advisor Small Cap Value Fund	18,525	544,646		8,214	226,131
Templeton Foreign Fund	67,950	835,791		57,676	613,672
Popular Inc. Common Stock Fund	603,967	41,315,501	*	585,255	30,728,253	*
Popular Inc. Common Stock	—	—		93	4,171

		60,669,333			47,678,165
Participant loans		1,692,358			1,269,341

Total		$62,361,691			$48,947,506

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,799,282 as follows:

Mutual funds	$2,300,176
Common stock fund	8,499,106

$10,799,282

The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 2004 was 4.01%. The crediting interest rate as of December 31, 2004 was 3.91%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley Investments. Marshall & Ilsley Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invested in common stock and cash of its sponsor, Popular, Inc. In addition, the Company pays certain costs on behalf of the Plan. Fees paid by the Company to the trustee for administrative services amounted to $114,711 for the year ended December 31, 2004.

Popular, Inc. U.S.A. Profit Sharing/401(k) Plan

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2004	Exhibit I

		(c) Description of
		investment including
	(b) Identity of issue,	maturity date, rate of
	borrower, lessor,	interest, collateral,		(e) Current
(a)	or similar party	par, or maturity value	(d) Cost	Value
*	M&I Stable Principal Fund	2,403,917 shares	$2,403,917	$2,403,917
	PIMCO Total Return Fund	229,935 shares	2,457,047	2,453,405
	Vanguard Wellington Income Fund	127,188 shares	3,557,079	3,839,800
	Davis NY Venture Fund	61,097 shares	1,499,853	1,875,074
	T. Rowe Price Mid-Cap Growth Fund	52,672 shares	1,901,943	2,627,303
	Fidelity Growth & Income Fund	47,022 shares	1,685,609	1,796,721
	Vanguard S&P 500 Index Fund	21,282 shares	2,233,935	2,375,911
	Fidelity Advisor Equity Growth Fund	4,187 shares	178,123	191,375
	Marshall Mid-Cap Value Fund	27,217 shares	371,023	409,889
	Strong Advisor Small Cap Value Fund	18,525 shares	482,723	544,646
	Templeton Foreign Fund	67,950 shares	667,273	835,791
*	Popular Inc. Common Stock Fund	603,967 units	21,400,388	41,315,501

*	Participant Loans	Interest rates range between 5.70% and 11.50%	1,692,358	1,692,358

	Total		$40,531,271	$62,361,691

*	Party in interest to the Plan.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A PROFIT SHARING/401(K) PLAN

(Registrant)

Date: June 28, 2005	By: /s/ Pamela Kulnis

Pamela Kulnis Authorized Representative